UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Appointment of Independent Director

On September 8, 2026, NovaBridge Biosciences (the “Company”) announced the appointment of Martin Dewhurst as an independent director of the Board of Directors of the Company (the “Board”) and as a member of each of the Audit Committee and the Compensation Committee of the Board, effective September 8, 2026.

From 1992 to April 2023, Mr. Dewhurst was with McKinsey & Company, where he co-founded and co-led the McKinsey Health Institute from June 2021 to April 2023 and co-led the firm’s Global Life Sciences Practice from 2014 to 2021. Earlier in his career, Mr. Dewhurst served as an engagement manager at Arthur Andersen & Co. and as a marketing manager at BP Solar.

Mr. Dewhurst currently serves on the boards of directors of Swixx BioPharma AG, Turn Therapeutics Inc. (Nasdaq: TTRX), Unilabs, Cytovation ASA and Distalmotion SA. He also serves on the Remuneration Committee of Cytovation ASA and chairs the Audit Committee of Distalmotion SA. From April 2023 to January 2025, he served as Chair of the Advisory Board of MedGenome Labs Ltd. Mr. Dewhurst also holds advisory and external partner roles with healthcare and investment organizations, including Revival Healthcare Capital, Lightrock and PJT Partners.

Mr. Dewhurst holds a Master of Business Administration from INSEAD, and a Bachelor of Arts from Magdalen College, University of Oxford.

A copy of the press release announcing Mr. Dewhurst’s appointment is attached hereto as Exhibit 99.1.

Incorporation by Reference

The information set forth in this report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842, File No. 333-290195 and File No. 333-298369) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – NovaBridge Appoints Martin Dewhurst to Board of Directors as an Independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: September 8, 2026